Exhibit (e)(8)

STRICTLY CONFIDENTIAL

November 13, 2008

CV Therapeutics, Inc.

The Board of Directors

c/o Dr. Louis G. Lange, Chairman of the Board & CEO

3172 Porter Drive

Palo Alto, CA 94303

Gentlemen:

In follow-up to our previous letter to Dr. Lange, dated June 30, 2008, we would like to express our strong interest in acquiring CV Therapeutics, Inc. (“CV Therapeutics” or the “Company”). Astellas continues to be enthusiastic about ranolazine’s commercial potential and believes that Astellas, with its established infrastructure and proven track record, would be the ideal party to market ranolazine. Accordingly, Astellas would like to submit, for the consideration of the Company’s Board of Directors, this proposal to acquire CV Therapeutics on the terms set forth in this letter. We believe that this proposal takes into account the potential future success of CV Therapeutics and that it provides CV Therapeutics’ shareholders with significant and immediate economic value.

Purchase Price

Based on the information made available to date, we propose to acquire for cash all of the outstanding common shares of CV Therapeutics, on a fully diluted basis, at a price of $16.00 per share, representing a 72% premium to the Company’s current share price as of November 13, 2008 and a 76% premium to the Company’s 30-day volume weighted average price of $9.09. This price is based on the assumption that the business of the Company remains as it is presently configured and the Company retains all of its present rights and product economics to ranolazine.

Due Diligence

Although we have conducted a substantial amount of due diligence, primarily a scientific review, on ranolazine to date, we will need to conduct additional due diligence regarding the other assets of the Company as well as the financial, commercial, intellectual property and legal matters of CV Therapeutics. This proposal, therefore, is subject to the satisfactory completion of due diligence on the Company, customary for transactions of this nature and size.

Financing

Astellas has over 450 billion yen in cash and cash equivalents as of September 30, 2008. The acquisition will not be subject to any financing contingency.

Approvals

This proposal has been reviewed and approved by Astellas’ Senior Management Executive Committee. Prior to executing a definitive agreement with CV Therapeutics, the acquisition will require final approval by the Astellas Board of Directors, which we are confident will be forthcoming. We confirm that we will not need an Astellas shareholder vote to consummate this transaction.

Timing

Our desire is to complete the proposed transaction as expeditiously as possible. This transaction is our highest priority at this time, and we have assembled a transaction team comprising Astellas employees and external advisors, who are prepared to commence due diligence immediately and will work to execute a definitive agreement as quickly as possible. We believe that we could conclude all our due diligence and execute a definitive agreement within 45 days of your acceptance of this proposal.

Exclusivity

For a period of 45 days from the date of your acceptance of this proposal none of the Company’s officers, directors or representatives will, directly or indirectly, initiate, solicit, knowingly encourage or facilitate any inquiries or the making of any proposal with respect to a licensing of, or any collaboration involving, or a sale of any interest in, ranolazine or any other product, or an acquisition of any interest in or a substantial portion of the assets of CV Therapeutics (an “Alternative Proposal”) or which would reasonably be expected to lead to the making of an Alternative Proposal, from any person or entity other than Astellas or discuss, negotiate or enter into any letter of intent, agreement in principle or definitive agreement with respect to an Alternative Proposal with any person or entity other than Astellas. Upon the execution hereof, the Company and its representatives will immediately terminate any such existing discussions and negotiations.

Confidentiality

This proposal is being furnished to you on a strictly confidential basis and CV Therapeutics shall not disclose the existence of this proposal, this letter, or the terms of our proposal (including the purchase price) to any third party other than the Company’s legal and financial advisors. Such information may be disclosed to such officers and directors of CV Therapeutics who are required to have such knowledge to properly evaluate this proposal. Were the existence or contents of this letter to be disclosed publicly or to any such third party, this proposal may be immediately withdrawn and canceled. The parties acknowledge that each of them is and shall continue to be bound by the terms of the Confidentiality Agreement between the parties dated as of April 1, 2005.

Non-Binding Proposal

This letter constitutes only a non-binding proposal (other than the provisions of the paragraphs entitled Exclusivity and Confidentiality, which are intended to, and shall, be binding), and is not intended to, and does not, create or constitute any legally binding obligation, liability or commitment to acquire CV Therapeutics or enter into a definitive agreement with respect to such a transaction. Neither Astellas nor CV Therapeutics will have any rights or obligations whatsoever with respect to any transaction by virtue of this letter or any oral or other written expression of any of Astellas, CV Therapeutics, or our respective representatives, unless and until definitive written agreements have been executed by both parties.

Advisors and Contacts

We have appointed Lazard as our financial advisor and Morrison & Foerster as our legal advisors in connection with this transaction. Other advisors will be engaged in due course. If you require access to our advisors please let us know and we will provide you with the names of the appropriate persons as well as their contact information.

If you have any questions or would like to discuss any aspect of this proposal our contact details are:

Masaki Doi, Ph.D.

Vice President, Business Development

Astellas Pharma Inc.

3-1l, Nihonbashi-Honcho

2-chome, Chuo-ku

Tokyo, Japan

Telephone: +81-3-3244-2500

Email: masaki.doi@jp.astellas.com

We are very enthusiastic about the prospects for a combination between CV Therapeutics and Astellas. We look forward to your response, once your Board of Directors has had the opportunity to review the proposal.

Yours sincerely,

/s/ Masafumi Nogimori
Masafumi Nogimori
President and CEO

cc:	Masaki Doi

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